TRANSOCEAN LTD.
TURMSTRASSE 30, CH-6300
ZUG, SWITZERLAND

August 12, 2016

Karl Hiller

Branch Chief

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Transocean Ltd.
Form 10-K for the Fiscal Year ended December 31, 2015; filed February 25, 2016
Form 10-Q for the Fiscal Quarter ended June 30, 2016; filed August 3, 2016
File No. 0-53533

Dear Mr. Hiller:

We hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comments dated August 8, 2016 (the “Comment Letter”), to the above referenced filings of Transocean Ltd. (the “Company”).  The Company has filed, via EDGAR, this letter (tagged correspondence).

The Company has the following responses to the Staff’s comments in the Comment Letter.  For your convenience, we have reproduced in italics below the comments from the Comment Letter with our responses following thereafter.

Form 10-K for the Fiscal Year ended December 31, 2015

Management’s Discussion and Analysis, page 32

Outlook – Drilling Market, page 34

1.

We note you disclose that during 2015, your customers early terminated or cancelled contracts for five drilling units and that subsequently, you received notices of early termination or cancellation of contracts for six additional drilling units.  Please expand your disclosure to clarify the significance of these events.  Supplementally, tell us the extent to which the Contract backlog amounts, for each future period presented on page 35, and the totals on pages 25 and 24 of your 2016 first and second quarter reports, factored in the effects of these early terminated or cancelled contracts.  Please explain how you handle a notice of termination or cancellation relative to the dates for which Contract backlog figures are presented and the filing of your periodic reports.

Company Response:

Significance of early terminations:  Early drilling contract terminations are qualitatively significant as they evidence the fact that the sustained weak commodity pricing, coupled with our customers’ focus on reducing costs, spending within their cash flow and materially tightened capital allocation policies have resulted in the delay or cancellation of exploration and development programs, which eliminates previously committed demand. They are quantitatively significant as they typically result in a reduction of future activity and an acceleration of revenue recognition in the form of an early termination fee.

We noted in the Significant Events section of the Management’s Discussion and Analysis of our Annual Report on Form 10-K for the Fiscal Year ended December 31, 2015 (the “2015 Form 10-K”) (see page 33) that the number of contract terminations observed at the end of 2015 and the beginning of 2016 was unprecedented in the drilling industry.

Quantification of early terminations received in 2015:  We have quantified the impact on our earnings and liquidity of the early termination received in 2015 in the Significant Events section of the Management’s Discussion and Analysis of the 2015 Form 10-K (see page 33), disclosing that “In the year ended December 31, 2015, we recognized revenues of $505 million and received aggregate cash proceeds of $400 million associated with early terminated or cancelled drilling contracts for the Discoverer Americas,  Polar Pioneer,  Sedco 714,  Sedco Energy and Transocean Spitsbergen.“

Quantification of early terminations received in 2016:   For the contracts that were terminated in 2016, we provided in the 2015 Form 10-K a list of the six rigs for which we had received a notice of termination (see page 33), namely the Deepwater Champion,  Deepwater Millennium,  Discoverer Deep Seas,  GSF Constellation II,  GSF Development Driller I and Transocean John Shaw.

The backlog of the contracts associated with these six rigs represented approximately 2.7% of the total backlog of $15,507 million as of February 11, 2016 reported in our 2015 Form 10-K (see page 35). We did not disclose this calculated percentage in our 2015 Form 10-K, as such information was publicly available from our “Transocean Fleet Status Reports”.

•

To complement the disclosures in our periodic reports, we file current reports on Form 8-K on a quarterly basis that include “Transocean Fleet Status Reports”. These reports provide a more detailed update of our contracts constituting our backlog and enumerate rig-by-rig contractual dayrates, new contracts and extensions or the absence thereof, contract expirations and terminations, and idle and stacked rig status, as well as a qualitative discussion of significant contract terms in the associated footnotes to these Fleet Status Reports. Such disclosures were most recently included in our current reports on Form 8‑K filed on February 11, 2016, April 21, 2016 and July 21, 2016. These reports provided details on the makeup of the overall backlog numbers disclosed in our 2015 Form 10-K, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 (the “Q1 Form 10-Q”) and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 (the “Q2 Form 10-Q”), respectively.

•

In addition, when we receive a notice of early contract termination which is deemed to have a significant impact on our backlog, we typically issue a press release announcing such early termination. For example, we communicated the early termination of the contract associated with the Discoverer Deep Seas on February 8, 2016 and the early termination of the contract associated with the GSF Development Driller I on February 23, 2016. For the Discoverer Deep Seas contract cancellation, we indicated the compensation to be received for the early termination. For the GSF Development Driller I, we highlighted that in accordance with the term of the contract, the company would not receive a payment compensating for the remaining contractual term. We also highlighted that the company did not have other contracts in its backlog that permitted uncompensated cancellation for convenience of the customer. Together, these two contracts represented approximately 85% of the value of the contractual backlog of the six rigs reported as terminated subsequent to December 31, 2015 in the 2015 Form 10-K.

Contract cancellations incorporated into backlog:  In summary, the backlog referenced in our 2015 Form 10-K, Q1 Form 10-Q and Q2 Form 10-Q is consistent with and based upon the contracts reported in the most recent Transocean Fleet Status Reports preceding such filings. When a contract is terminated, we include the expected revenues associated with such termination in our backlog as reported in our annual and quarterly filings until such revenue is recognized. If a contract is terminated after the filing of a Fleet Status Report and before the associated annual or quarterly filing, our practice has been to not modify the backlog, but rather identify that the contract was terminated.  We believe that the detailed contract information included in the Fleet Status Reports provides adequate information to the readers and investors.

Disclosure of backlog in Form 10-Qs: The backlog indicated on pages 25 and 24 of our Q1 Form 10-Q and Q2 Form 10-Q, respectively, does not include any backlog related to terminated contracts because the effect of the six early terminations received early in 2016 was already reflected in these quarterly filings. We did not receive any other notice of termination.

2.

Given your disclosure indicating that you have assumed you will earn the maximum amounts possible during the remaining contract periods in presenting your measures of Contract backlog, also clarify whether this represents a hypothetical scenario or an expectation for future revenues that is consistent with the actual day rates you have earned previously, relative to your previously disclosed Contract backlog amounts.

Tell us how the Contract backlog amounts that you have computed based on the maximum amounts compare to the minimum amounts you may alternatively earn under the remaining terms of the contracts, considering weather, standby and similar provisions, aside from unplanned repairs and maintenance or force majeure events; also to the dollar amounts believed to be firm and for which you have a reasonable expectation, if these do not correspond precisely to the Contract backlog figures that you report.

Company Response:

As disclosed in the 2015 Form 10-K, the contract backlog represents the maximum contract drilling revenues that can be earned considering the contractual operating dayrate in effect during the firm contract period (see page 34). It is a hypothetical revenue that represents the basis for the maximum revenues in our revenue efficiency measurement. We define “revenue efficiency” in the 2015 Form 10-K (see page 36) as actual contract drilling revenues for the measurement period divided by the “maximum revenue” calculated for the measurement period, expressed as a percentage.  “Maximum revenue” is defined in the 2015 Form 10-K (see page 36) as the greatest amount of contract drilling revenues the drilling unit could earn for the measurement period, excluding amounts related to incentive provisions.

Our revenue efficiency rate varies due to revenues earned under alternative contractual dayrates, such as a waiting-on-weather rate, repair rate, standby rate, force majeure rate or zero rate, that may apply under certain circumstances. It could also be favorably impacted by incentive revenue received under the contract in addition to the contractual operating rate.

We believe that the revenue efficiency, when considering trends of our historical performance, can be applied to our backlog to provide a reasonable expectation of future revenue. This remains subject to the absence of force majeure events, other matters described in the risk factor section of our 2015 Form 10-K, additional contract terminations and our continuing ability to sustain the high level of operational efficiency achieved in the past. We have reported revenue efficiency of 92%, 95% and 96% for the Fiscal Years ending December 31, 2013, 2014 and 2015, respectively (see pages 37 and 39 of the 2015 Form 10-K). Likewise, we reported revenue efficiency of 95% for the first quarter of 2016 (see page 26 of the Q1 Form 10-Q) and 97% in the second quarter of 2016 (see page 25 of Q2 Form 10-Q).

We do not believe that a concept of “minimum revenue” should be applied or would be useful to the reader or investors to ascertain what would be a reasonable expectation of revenue. Rates such as waiting on weather, force majeure and standby vary significantly between contracts and could be as low as 40% of the contractual operating rate. These rates are unlikely to be applied for an extended period of time during the term of a contract and the provisions of one contract would not necessarily apply to the other contracts in our fleet.  As such, we do not believe that these rates provide a reasonable basis for future expected revenue.

Our method of calculating backlog is consistent with how other drilling companies calculate backlog.

3.

We note you disclose that your measures of Contract backlog include amounts to be earned under “other definitive agreements awaiting contract execution” and for drilling units that are under construction.  Please disclose the nature of and amounts associated with the unsigned contracts, and for rigs under construction, the dates these are scheduled to be in service and earning revenues under the firm contracts included in your computation, to comply with Item 101(c)(1)(viii) of Regulation S-K.

Company Response:

Unsigned contracts: The formal execution and delivery of a drilling contract with some of our customers may be delayed by incremental administrative or regulatory steps required in specific jurisdictions. Certain customers in these jurisdictions may be in a position to issue other forms of definitive agreements which result in a binding commitment being given by such customers. Such agreements may take the form of an irrevocable letter of award, a letter of commitment or a firm order, among others. They are issued as a temporary measure by a limited number of customers and, as such, these types of commitments are typically immaterial in comparison to our full backlog. When an arrangement with a customer is not binding, or the commitment contains conditions or contingencies (e.g., in the case of an uncommitted letter of intent), the possible revenues associated with such arrangement or contingent commitment are not counted in our backlog.

Drilling Units Under Construction: In the Drilling Fleet – Expansion section of the Management’s Discussion and Analysis of the 2015 Form 10-K, we disclose the specificities of our rig construction program (see page 42). Of the 12 rigs under construction, five rigs have a firm contract which has started or is expected to start between February 2016 and the first quarter of 2018. The expected commencement date of operations for each of these five rigs is referenced in the 2015 Form 10-K (see page 42). In addition, the 2015 Form 10-K includes our expected backlog for these five rigs for the fiscal years 2016, 2017, 2018, 2019 and thereafter (see pages 34 and 35).

Finally, we disclose the detail by rig of each contract in our quarterly “Transocean Fleet Status Reports” referenced above, including all rigs under construction. As such, we believe that our disclosures comply with the requirements of Item 101(c)(1)(viii) of Regulation S-K.

Closing comments:

We believe that our disclosures in our annual and quarterly filings and Fleet Status Reports are consistent with industry practice and allow the readers and investors to understand our calculation of backlog and expected revenues therefrom.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me.

Sincerely,
/s/ Mark Mey
Mark Mey Executive Vice President, Chief Financial Officer

cc:	David Tonnel, Senior Vice President Supply Chain and Controller
Brady Long, Senior Vice President and General Counsel